ALLIED GOLD MINING PLC

Incorporated in England and Wa
Registered Number 7553

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

Allied Gold Mining PLC ("Allied Gold" or "the Company")

10 May 2012

ADDENDUM TO ACTIVITIES REPORT FOR MARCH QUARTER (Q1) 2012 AND ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2011

Following a review by the Australian Securities Exchange (ASX) of the Quarterly Activities Report for the March Quarter 2012 and the Annual Report for the year ended 31 December 2011, the ASX has requested that the Company issue this Addendum to those documents to clarify the below matters:

Quarterly Report for the March Quarter 2012

The Quarterly Report contained a quote from Mr Frank Terranova the Managing Director and Chief Executive Officer of Allied, which advised that the Company has over 3.0Moz reserves and 8.0moz resources. This statement should be read with reference to the following Reserves and Resource Table:

Simberi Mineral Reserves as At 31 December 2011	Mt	Au g/t	Moz	Gold Ridge Mineral Reserves as At 31 December 2011	Mt	Au g/t	Moz
Proven	10.55	1.06	0.36	Proven	-	-	-
Probable	31.91	1.63	1.67	Probable	20.29	1.73	1.13
Total Reserves	42.45	1.49	2.03	Total Reserves	20.29	1.73	1.13
Simberi Mineral Resources as At 31 December 2011	**Mt**	**Au g/t**	**Moz**	**Gold Ridge Mineral Resources as At 31 December 2011**	**Mt**	**Au g/t**	**Moz**
Measured	9.58	1.11	0.34	Measured	7.33	1.54	0.36
Indicated	72.73	1.28	2.99	Indicated	38.06	1.22	1.49
Measured & Indicated	**82.32**	**1.26**	**3.33**	**Measured & Indicated**	**45.39**	**1.27**	**1.85**
Inferred	101.58	0.97	3.18	Inferred	15.15	1.28	0.62

Resources are reported at a block cut-off grade of 0.5 g/t Au.

The above table is consistent with the table included in the Annual Report for the year ended 31 December 2011, which has recently been issued by the Company.

Annual Report

The Corporate Governance Statement contained within the Company's annual report for the period ended 31 December 2011 reported that the Company did not presently have a diversity policy. The Company did however state in the Corporate Governance Statement as follows:

"The Group employs a broad mix of individuals reflecting its philosophy of hiring the best candidate for all positions at all levels irrespective of race, religion or gender. In terms of the composition of the Board and Board nominations, the Remuneration and Nomination Committee regularly reviews the composition of the Board and will consider the requirements of the Davies Report and the Australian Stock Exchange Principles as part of the process of determining the composition of the Board that is the most appropriate for the group"

A Diversity Policy had not been formalized during the year as the Company was still in the process of reviewing and ensuring that various stakeholder groups across all jurisdictions, namely Papua New Guinea, the Solomon Islands, Australia, The United Kingdom and Canada are considered in preparing such a policy. Whilst a formal policy was not in place, the Company operated in accordance with the philosophy stated above and in the Corporate Governance Statement.

For further information please contact:

Allied Gold Mining Plc (Investor and Media) – Joe Dowling, GM Investor Relations and Communications
+61 403 369 232

RBC Capital Markets (Corporate Broker) - Stephen Foss / Matthew Coakes / Daniel Conti
+44 207 653 4000

Buchanan (Financial PR Advisor) - Bobby Morse / James Strong / Cornelia Browne +44 207 466 5000

Competent Person

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this release in the form and context in which it appears.